UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant's name into English)

#1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X          Form 40-F  __

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Empire Exploration Corp

                  (Registrant)

Date: May 21, 2004                                                                                                                               By     "Jeannine P.M. Webb"

                                         Jeannine P.M. Webb, Chief Financial Officer

                                         and Corporate Secretary

Canadian Empire Exploration Corp (Formerly Northern Crown Mines Ltd.) 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Phone: (604) 687-4951/Fax: (604) 687-4991

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

CANADIAN EMPIRE EXPLORATION CORP.
(the "Company")
INTERIM REPORT
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(UNAUDITED)

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2004 AND DECEMBER 31, 2003
(UNAUDITED)

		MARCH 31, 2004	DECEMBER 31, 2003
		$	$

ASSETS
Current Assets
Cash and short-term investments (note 1)		1,083,883	1,067,042
Accounts receivable		0	9,278
		1,083,884	1,076,320

Reclamation deposits		9,600	9,600

Resource Assets		6,159	-

		1,099,643	1,085,920

LIABILITIES
Current liabilities
Accounts payable and accrued liabilites		138,442	192,802
Due to related party		35,680	46,394
		174,122	239,196

SHAREHOLDERS' EQUITY
Capital stock
Authorized - 250,000,000 common shares without par value
Issued 28,889,336 (2003: 28,474,086)		21,381,165	21,257,464

Stock options and warrants		175,262	145,509

Contributed surplus		64,784	64,784

Deficit		(20,695,690)	(20,621,033)
		925,521	846,724
		1,099,643	1,085,920

Approved by the Directors

"C. Douglas Proctor"	"R. E. Gordon Davis"
C. Douglas Proctor	R. E. Gordon Davis

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(UNAUDITED)

	3 MONTHS ENDED MARCH 31, 2004	3 MONTHS ENDED MARCH 31, 2003
	$	$

Administration expenses
Bank charges	237	313
Tax penalty on flow-through shares renounced	7,452	-
Insurance	2,772	101
Legal and audit	-	3,777
Office operations and facilities	9,901	14,455
Salaries and wages	19,218	12,141
Stock-based compensation	29,753	-
Transfer agent and stock exchange fees	8,156	5,116
Shareholder communication	5,341	14,506
	82,831	50,409

Other Expenses (income)
General exploration expenditures	13,452	30,569
Write-off of exploration expenditures	2,911	384

Yukon Government Grant	(20,000)	-
Interest income	(4,536)	(2,792)
	(8,173)	28,161

Loss for the period	74,657	78,570

Deficit - beginning of period	20,621,033	18,524,354

Deficit - end of period	20,695,690	18,602,924

Basic and diluted loss per common share	$0.003	$0.005

Weighted average number of common shares	28,887,586	15,841,086

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION AND MINERAL PROPERTY EXPENDITURES
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(UNAUDITED)

	3 MONTHS ENDED MARCH 31, 2004	3 MONTHS ENDED MARCH 31, 2003
	$	$

Exploration and mineral property expenditures
during the period

Accomodation	82	513
Assays and geochemical analysis	-	166
Consulting	-	12,960

Drilling	-	2,053
Expediting	99	262
Field supplies	725	350
Maps, printing and drafting	356	291
Project management fees	1,636	6,112
Property acquisition costs	-	250
Salaries and wages	18,398	44,555
Surveys	-	128
Transportation	1,226	207

Expenditures during the period	22,522	67,847

Balance - beginning of period	-	1,008,652

Less:
General exploration expenditures	13,452	30,569
Write-off of exploration expenditures	2,911	384
Write-off of mineral property expenditures	-	-
	16,363	30,953

Balance - end of period	6,159	1,045,546

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(UNAUDITED)

	3 MONTHS ENDED MARCH 31, 2004	3 MONTHS ENDED MARCH 31, 2003
	$	$

Cash flows from operating activities
Loss for the period	(74,657)	(78,570)
Stock-based compensation	29,753	-
Write-off of exploration expenditures	2,911	384

	(41,993)	(78,186)

Changes in non-cash working capital items	(55,796)	(6,150)

	(97,789)	(84,336)

Cash flows from financing activities
Share issue	123,700
Share issue costs		(5,137)
	123,700	(5,137)

Cash flows from investing activities
Property acquisition and maintenance costs	-	(250)
Deferred exploration expenditures	(9,071)	(37,029)
	(9,071)	(37,279)

Increase (decrease) in cash and short-term investments	16,840	(126,752)

Cash and short-term investments - beginning of period	1,067,042	729,735

Cash and short-term investments - end of period	1,083,883	602,983

CANADIAN EMPIRE EXPLORATION CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(UNAUDITED)

1- Nature of operations and going concern

The company is in the business of acquiring and exploring mineral properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The company's ability to continue as a going concern is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this, there is substantial doubt about the ability of the company to continue as a going concern.  These financial statements do not include any adjustments that might be required should the company be unable to continue as a going concern.  Such adjustments could be material.

At March 31, 2004 the company had cash and cash equivalent of $1,083,883 of which $904,147 is restricted to flow-through expenditures on Canadian mineral properties.  As at March 31, 2004, the company had an unrestricted working capital of $5,614.

2- Basis of presentation

The accompanying unaudited financial statements have been prepared in accordance with Canadian generaly accepted accounting principles on a basis consistent with those outlined in the company's audited financial statements for the year ended December 31, 2003.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for audited financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the comapny.

3- Resource assets

The company records its interest in mineral properties and areas of geological interest at cost less option payments received  and other recoveries.  Exploration and development costs and royalties relating to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which the relate are placed into production, sold or allowed to lapse.  These costs will be amortized over the estimated useful life of the property following commencement of production or written off if the mineral properties or projects are sold or allowed to lapse.  The company expenses all administration costs incurred during the period.

Although management has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the stage of exploration of such properties, these procedures do not guarantee the company's title.  Property title may be subject to unregistered prior agreements and be in non-compliance with regulatory requirements.

CANADIAN EMPIRE EXPLORATION CORP.

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

(FORM 51-102F1)

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004

The following discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the three month period ended March 31, 2004 should be read in conjunction with the Information provided in the 2003 Annual Report of the Company.  The material herein, as of this 21st day of May, 2004, updates the information as of May 7, 2004 contained in the MD&A of that report.

MINERAL PROJECTS

During the First Quarter of 2004, the Company entered into an option/joint venture agreement to acquire the Atikokan West Property located in northwestern Ontario.  In keeping with the Company's mineral acquisition program, this property is at the drilling stage.  Work to date has outlined targets ready for drill testing, including the depth extensions of mineralization identified by prior drill holes with grades of 6.2 g/t gold over 10.4 metres, as reported by the Ontario Ministry of Northern Development and Mines.  The Company continued with its program of identification of mineral properties at the exploration stage that were available for acquisition by way of option or joint venture agreement.  During the first quarter of 2004 approximately 30 properties were reviewed.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

During the First Quarter, the Company received TSX Venture Exchange acceptance for the filing of the 2004 Funding and Participation Agreement dated December 15, 2003 between the Company and Teck Cominco Limited ("Teck Cominco").  The 2004 Funding and Participation Agreement, which replaces an earlier agreement dated December 4, 2001, allows for continuance of a strategic alliance between Teck Cominco and the Company.  The 2004 agreement also provided for Teck Cominco's subscription in December 2003 for 820,000 units of the Company at a price of $0.15 per unit and the January 2004 exercise of share purchase warrants for the purchase of 410,000 shares for consideration of $123,000.  The 2004 Funding and Participation Agreement calls for the Company to raise an additional $563,000 in flow-through funding to bring its 2004 flow-through budget to a minimum of $1.5 million and acquire and explore at least three new drill-ready mineral properties.  Teck Cominco, by way of its subscriptions to non-flow-through private placements, maintains its rights at pre-feasibility to back into 51% to 60.8% property interests by spending 200% of the Company's prior exploration expenditures.

During the first quarter of 2004, the Company received $20,000 for a 2003 incentive grant from the Yukon in connection with the Yukon Olympic property.

During the first quarter of 2004, the Company issued a total of 415,250 Common Shares on the exercise of 420,500 warrants for total consideration of $123,700.  At March 31, 2004 the Company had cash and cash equivalent of $1,083,883 of which $904,147 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $5,614.

During the first quarter 2004, the Company expended approximately $82,831 on administrative expenses as compared with $50,409 for the first quarter 2003.  Of the administrative expenses of the first quarter 2004, $7,452 was incurred for a tax penalty relating to the renunciation of flow-through funds in 2003, and a stock option compensation of expense of $29,753 was recognized.  Office operations and facilities and shareholder communication decreased to $9,901 and $5,341 respectively for the first quarter of 2004 as compared with $14,455 and $14,506 respectively for the first quarter of 2003 due to reduced exploration activity.  The Company expended $22,522 for exploration and mineral property expenditures, including $13,451 conducting regional exploration and $6,160 at the Atikokan property.  Other expenditures of $2,911 were expended to finalize the disposition of relinquished properties.

1

Exploration and Mineral Property Expenditures from January 1 to March 31, 2004:

	Atikokan	Other	General	Total
Exploration and Mineral Property Expenditures
Accomodation			82	82
Expediting		92	7	99
Field supplies	640	25	60	725
Maps, printing and drafting	323	(110)	143	356
Project management fees	425	215	996	1,636
Salaries and wages	4,772	1,517	12,109	18,398
Transportation		1,172	54	1,226
Total	6,160	2,911	13,451	22,252

No dividends have been paid by the Company, and the Company has no present intention of paying dividends on its Common Shares as it anticipates that all available funds will be invested to finance the growth of its business.

Loss for the year is affected by the administration costs, write off of deferred exploration expenditures and mineral property expenditures, general exploration expenditures and costs recovered by way of option payments.

The following table sets forth a comparison of general information for the previous eight quarters ending March 31, 2004.

SUMMARY QUARTERLY INFORMATION

Quarter Ended:	March 31, 2004	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)	December 31, 2002 ($)	September 30, 2002 ($)	June 30, 2002 ($)
Current Assets	1,083,883	1,076,320	887,916	529,683	614,108	799,305	1,559,892	1,782,842
Resource Assets	6,159	0	1,213,560	1,109,522	1,045,546	1,008,652	48,677	19,627
Current Liabilities	174,122	239,196	255,491	177,563	121,612	186,207	151,605	155,757
Shareholders' Equity Capital Stock Special Warrants Contributed Surplus Stock Options and Warrants Deficit	21,381,165 64,784 175,262 (20,695,690)	21,257,464 0 64,784 145,509 (20,621,033)	20,436,413 0 64,784 0 (19,116,912)	20,076,182 0 64,784 0 (18,679,325)	20,076,182 0 64,784 0 (18,602,924)	19,835,320 246,000 64,784 0 (18,524,354)	19,245,920 0 64,784 0 (17,853,740)	19,245,920 0 64,784 0 (17,663,992)
Loss for the period	(74,657)	(1,504,121)	(437,587)	(76,401)	(78,570)	(670,614)	(189,748)	(94,859)
Working Capital (Deficit)	5,614 (1)	837,124	632,425	352,120	492,496	613,098	1,408,287	1,627,085
Loss per share (1)	(0.003)	(0.084)	(0.028)	(0.005)	(0.005)	(0.077)	(0.020)	(0.029)

(1)

Fully diluted loss per share figures are not presented as the exercise of warrants and stock options would be anti-dilutive.

(2)

At March 31, 2004 the Company had cash and cash equivalent of $1,083,883 of which $904,147 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $5,614.

LIQUIDITY AND CAPITAL RESOURCES

During the first quarter of 2004, the Company issued a total of 415,250 Common Shares on the exercise of 420,500 warrants for total consideration of $123,700.  At March 31, 2004 the Company had cash and cash equivalent of $1,083,883 of which $904,147 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $5,614.

To date, the Company's mineral exploration activities have been funded through sales of common shares.  The Company's ability to continue operations is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern.  The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Warrants outstanding at March 31, 2004:

Warrants outstanding:

Exercise Price ($)	Number of Warrants	Number of Shares	Expiry Date
0.15	1,500,000	1,500,000	May 22/04
0.15	4,039,500	2,019,750	June 18/04
0.35	1,080,000	1,080,000	June 18/04
0.30	410,000	410,000	June 30/04
0.10	973,000	486,500	Sept. 15/04
0.20	200,000	200,000	Sept. 20/04
0.14	1,624,000	1,624,000	Oct. 12/04
0.20	100,000	100,000	Oct. 22/04
0.15	820,000	820,000	Dec 22/05
	10,746,500	8,240,250

2

Stock Options outstanding:

Optionee	Number	Exercise Price ($)	Date of Grant	Expiry Date
John S. Brock	560,000	0.15	Jan. 3/03	Jan. 3/08
Lawarence Page	75,000	0.15	Jan. 3/03	Jan. 3/08
R.E. Gordon Davis	75,000	0.15	Jan. 3/03	Jan. 3/08
Douglas Proctor	75,000	0.15	Jan. 3/03	Jan. 3/08
Wayne J. Roberts	430,000	0.15	Jan. 3/03	Jan. 3/08
Jeannine P. M. Webb	200,000	0.15	Jan. 3/03	Jan. 3/08
Susie Rivera	25,000	0.15	Jan. 3/03	Jan. 3/08
Blaine Monaghan	100,000	0.15	Aug. 21/03	Aug. 21/08
	1,540,000

SUBSEQUENT EVENTS

There were no events subsequent to March 31, 2004.

OUTSTANDING SHARE DATA AS AT MAY 21, 2004

Authorized: 250,000,000 no par value common shares

Issued: 28,889,336

Warrants: As at May 21, 2004, there were 10,746,500 warrants outstanding allowing for the purchase of up to 8,240,250 shares of the Company at prices ranging from $0.14 to $0.35 per share, with expiry dates ranging from May 22, 2004 to December 22, 2005.

Stock Options: As at May 21, 2004, there were stock option agreements in place allowing for the purchase of up to 1,540,000 shares of the Company at $0.15 per share, with expiry dates ranging from January 3, 2008 to August 21, 2008.

Escrowed or pooled shares: nil shares

OTHER INFORMATION

The Company's web address is www.canadianempire.com.  Other information relating to the Company may be found on the SEDAR website (www. SEDAR.com).

RELATED PARTY TRANSACTIONS

During the quarter, the Company was charged, by Badger & Co., $29,377 (2003: $20,917) for cost of operations and administration, $29,377 (2003: $36,488) for professional services and $3,454 (2003: $21,354) for exploration salaries and wages and project management fees.  The increase in cost of operations and administration relates to the time required to assess market conditions towards the negotiation of agreements with third parties and the relinquishment of properties.

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

3

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, John S. Brock, Chief Executive Officer of Canadian Empire Exploration Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Canadian Empire Exploration Corp. (the Issuer) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 21, 2004

"John S. Brock"__________________

John S. Brock, Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Jeannine P. M. Webb, Chief Financial Officer of Canadian Empire Exploration Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Canadian Empire Exploration Corp. (the Issuer) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 21, 2004

"Jeannine P. M. Webb"_________________

Jeannine P. M. Webb, Chief Financial Officer

Canadian Empire Exploration Corp (Formerly Northern Crown Mines Ltd.) 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Phone: (604) 687-4951/Fax: (604) 687-4991

May 26, 2004

British Columbia Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

TSX Venture Exchange

Computershare Trust Company of Canada

Dear Sirs:

Re:

Canadian Empire Exploration Corp. (the "Company") - Quarterly Report and Management Discussion and Analysis for the three months ended March 31, 2004 (the "Quarter")

Enclosed are the Quarterly Report and Management Discussion and Analysis for the Company for the Quarter.

The Quarterly Report and Management Discussion and Analysis were mailed today to the shareholders of the company who appear on its Supplementary Mailing List provided to us for this purpose by Computershare Trust Company of Canada, which Supplementary Mailing List has been established pursuant to National Instrument 51-102.

Yours truly,

CANADIAN EMPIRE EXPLORATION CORP.

"Jeannine P. M. Webb"

Jeannine P. M. Webb

Chief Financial Officer and Corporate Secretary

Enclosure